JASPER EXPLORATIONS INC.
9012 – 100 St.
Westlock, Alberta
Canada T7P 2L4

July 8, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Anne Nguyen Parker

Re:	Jasper Explorations Inc. (the “Company”)
Amendment no. 4 to Registration Statement on Form S-1
Filed July 7, 2011
File No. 333-171373

In response to your phone call of May 19, 2011, please see the below response:

1.	The Registration Statement has been updated to include the financial statements for the quarter ending March 31, 2011.

Thank you for your assistance.

Very truly yours,
Jasper Explorations Inc.
/s/
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Robert Denman

Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)